December 29, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5010

Attn: Mitchell Austin, Examiner

Re:	Red Cat Holdings, Inc. (the “Company)
Amendment No. 2 to Registration on Form S-1
Filed December 4, 2020
File No. 333-249776

Dear Mr. Austin:

We hereby submit our response to comments by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated December 22, 2020 (the “Comment Letter”) relating to the Company’s Amendment No. 1 to Form S-1 filed on December 4, 2020 (the “Form S-1/A”). Set forth below are the Company’s responses to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Form S-1/A (the “Amended S-1”). For convenience of the Staff, the numbered paragraphs below correspond to the numbered paragraphs contained in the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-1 General

1.	We note that your common stock is now quoted on the OTCQB. Please update your filing to reflect this.

Response:

The Company has included disclosures related to the quotation of the Company’s common stock on the OTCQB throughout the Amended S-1 and has eliminated references to the OTCMarkets Pink and removed references to a fixed price offering until such time as the common stock is quoted on the OTCQB.

The Company has also added an additional OTCQB risk factor entitled “OTCQB, nominal float and supply and demand factors may affect the price of our stock”.

2.	Please revise to describe the transactions in which the selling stockholders received their shares of common stock and Series B preferred stock.

Response:

The Company has included additional disclosure under “Summary of the Offering” which describes the 2019 Share Exchange Agreement with Red Cat Propware, Inc. and TimeFireVR, Inc. (the previous name used by the Company) including the issuance of Series A convertible preferred stock and Series B convertible preferred stock underlying the common stock to be sold by certain of the selling stockholders.

The Company has also included additional disclosure under “Summary of the Offering” concerning the transactions in which the other selling stockholders acquired their shares of common stock to be sold.

3.	On the cover page, you disclose that this registration statement will cover up to 1,426,872 shares of common stock issuable upon the conversion of Series B convertible preferred stock. On page 5 of the summary, you disclose this amount as 1,512,206 shares. Please revise to ensure consistency throughout your filing.

Response:

The Company has corrected the registration statement to indicate that 1,426,872 shares underlying the Series B convertible stock are being registered and that in total, 4,897,685 shares of common stock are being registered for resale.

Forward-Looking Statements, page 2

4.	On page 8, you disclose that your common stock may be deemed a "penny stock." As such, please revise to remove references Section 27A of the Securities Act and Section 21E of the Exchange Act. The statutory safe harbors for forward-looking statements provided by these sections are not available to issuers of penny stocks.

Response:

The Company has revised the “Cautionary Note Regarding Forward looking Statements” and removed the disclosure with references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Security Ownership of Certain Beneficial Owners and Management, page 49

5.	Please revise to provide beneficial ownership disclosure as of the most recent date practicable and ensure you disclose the beneficial ownership of each person who beneficially owns more than five percent of your common stock. In this regard, we note your disclosure on page 6 and elsewhere that Greg French beneficially owns approximately 20% of your common stock.

Response:

The Company has updated “Security Ownership of Certain Beneficial Owners and Management” as of December 23, 2020 and included therein the ownership information of 5% stockholders, Gregory French and Brains Riding in Tanks, LLC (Chad Kapper).

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (401) 648-1839.

Very Truly Yours,

/s/ Joseph Hernon

Joseph Hernon

Chief Financial Officer